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SEC FILE NUMBER
333-133866

CUSIP NUMBER
6294E 101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
NTK Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

50 Kennedy Plaza

Address of Principal Executive Office (Street and Number)
Providence, Rhode Island 02903-2360

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant is unable to complete and file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (the “Form 10-Q”) by the prescribed filing date without unreasonable effort and expense. The principal reason for the delay is the need to complete work with respect to accounting for the option exercised by NTK Holdings on May 10, 2007 to extend the maturity of its senior unsecured loan facility until March 1, 2014. NTK Holdings paid a $4.5 million financing fee in connection with this extension. NTK Holdings expects that the proper accounting associated with the existence and exercise of such option will result in the incurrence of certain non-cash charges and/or the realization of certain non-cash credits, but that such charges or credits will not affect the level of operating earnings or EBITDA of NTK Holdings for either the quarter or six-month period ended June 30, 2007. The Registrant currently anticipates filing the Form 10-Q on or before August 20, 2007.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Edward J. Cooney	(401)	751-1600
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NTK HOLDINGS, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2007	By	/s/ Edward J. Cooney

Name: Edward J. Cooney
Title: Vice President and Treasurer